RA MEDICAL SYSTEMS, INC.

1670 Highway 160 West

Suite 205

Fort Mill, SC  29708

May 4, 2023

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Ra Medical Systems, Inc.
Acceleration Request Registration Statement on Form S-3 Filed April 21, 2023 File No. 333-271388

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Ra Medical Systems, Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern time, on Tuesday, May 9, 2023, or as soon thereafter as is practicable.

Please contact Joe Alley of Arnall Golden Gregory LLP at 404-873-8688 or joe.alley@agg.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely, Ra Medical Systems, Inc.

By:	/s/ Steven Passey
Steven Passey, Chief Financial Officer